June 19, 2015

Era Anagnosti
Legal Branch Chief
Securities and Exchange Commission
Washington, D.C.  20549

Re:      Community Trust Bancorp, Inc.
Form 10-K
Filed March 13, 2015
Definitive Proxy Statement On Schedule 14A
Filed March 20, 2015
File No. 001-31220

Dear Ms. Anagnosti:

We are in receipt of your letter dated June 9, 2015 with respect to the Annual Report on Form 10-K for the year ended December 31, 2014 filed by Community Trust Bancorp, Inc. ("CTBI") on March 13, 2015 and CTBI's Definitive Proxy Statement on Schedule 14A filed on March 20, 2015.  We have reviewed your comments and have prepared the following responses, each of which is preceded by the comment received.

Definitive Proxy Statement on Schedule 14A

Election of Directors

1.
We note your disclosure in the fourth paragraph, describing the various qualities the director nominees collectively possess. In future filings, please revise your disclosure to provide for each director or director nominee why the person's particular and specific experience, qualifications, attributes or skills led the board to conclude that such person should serve as a director of the company, in light of the company's business and structure at the time that the filing is made. For guidance please refer to Question 116.05 of Regulation S-K disclosure Compliance and Interpretations.

RESPONSE:

In future filings, CTBI will expand the disclosure in the Election of Directors section to individually discuss each director's particular and specific qualifications, attributes, and skills which led the Board to conclude that he/she should serve as director, in light of CTBI's business and structure, incorporating the experience discussed in the Information About Directors section of the Proxy Statement.

2014 Annual Incentive Plan

2.
You disclose that the two performance targets were above the minimum levels of performance required to earn cash bonuses, but you do not disclose what those minimum levels are. We also note that no threshold amount has been identified in the grants of plan based awards table. Please tell us what those minimum performance targets were and to the extent applicable, make the requisite disclosure in your future filings.

RESPONSE:

The cash bonuses earned should have been classified as non-equity incentive plan compensation.  The minimum levels of performance required to earn non-equity incentive plan compensation and equity awards for the year 2014 were a Return on Average Assets of 1.15% and Earnings Per Share of $2.43 per basic share, as disclosed in previous SEC filings.  CTBI will ensure that it properly discloses the specific requirements met for payouts of non-equity incentive plan compensation and equity awards and the threshold amounts will be identified in the Grants of Plan Based Awards table in future filings of its Proxy Statement.

3.	You disclose that the amounts of the 2014 cash incentives are included in the Bonus column. If the bonus was granted under a plan providing for compensation intended to serve as incentive for performance to occur over a specified period of time, then the bonus should be disclosed under the "Non-Equity Incentive Compensation Plan" column. Amounts earned under the plan as adjusted for the exercise of negative discretion would still be reportable in the Non-Equity Incentive Plan Compensation column. Please explain to us why the payments under the 2014 Annual Incentive Plan awards are being disclosed in the "Bonus" column, and to the extent necessary revise your future filing accordingly. For guidance, please refer to Question 119.02 of Regulation S-K Compliance and Disclosure Interpretations.

RESPONSE:

CTBI will ensure that it properly discloses amounts earned as non-equity incentive plan compensation in the "Non-Equity Incentive Compensation Plan" column in future filings.  These amounts were erroneously reported in the "Bonus" column due to a misinterpretation on our behalf.

Summary Compensation Table

4.	In footnote (2), you disclose that the value disclosed is the amount recognized for financial statement reporting purposes with respect to fiscal years 2014, 2013 and 2012. However, based on your disclosure it appears that the only portion of equity compensation received for performance in 2014 were restricted stock awards equal to approximately 5% of salary for the named executive officers. Please explain to us the intended meaning of footnote (2) disclosure. Furthermore, please explain what equity awards are being disclosed in the "All Other Awards: Number of Securities Underlying Options Granted" in the Grants of Plan Based Awards table. To the extent necessary, please revise your future filings accordingly.

RESPONSE:

Due to a misinterpretation on our behalf, CTBI erroneously reported amounts actually expensed for equity awards in each year instead of the total fair value of stock issued on grant date in the "Equity Compensation" column of the Summary Compensation Table.  Below is a revised Summary Compensation Table for the year ended December 31, 2014 with changes italicized.  The amounts shown in the "All Other Awards: Number of Securities Underlying Options Granted" column in the Grants of Plan Based Awards table included the number of shares of restricted stock granted to each NEO during the reported period.  The column heading should read "All Other Stock Awards: Number of Shares of Stock."  CTBI will ensure that the appropriate disclosures for NEO compensation are made in future filings.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Stock Awards (1) ($)	Non-Equity Incentive Plan Compensation (2) ($)	All Other Compensation (3) ($)	Total Compensation ($)
Jean R. Hale,	2014	523,462	15,176	333,250	49,803	921,691
Chairman, President and	2013	503,462	33,883	161,600	49,019	747,964
Executive Officer	2012	483,846	-	339,500	47,399	870,745

Kevin J. Stumbo,	2014	219,231	4,731	88,050	27,408	339,420
Executive Vice President,	2013	206,231	13,327	37,800	24,280	281,638
Chief Financial Officer	2012	190,385	-	66,850	20,239	277,474
and Treasurer

Mark A. Gooch,	2014	384,000	9,764	192,300	35,591	621,655
Executive Vice	2013	370,923	24,999	93,000	35,690	524,612
President and Secretary	2012	356,923	-	125,300	35,174	517,397

Larry W. Jones,	2014	239,231	5,185	97,825	27,301	369,542
Executive Vice	2013	229,231	15,379	41,600	27,134	313,344
President	2012	219,231	-	77,000	25,541	321,772

James B. Draughn,	2014	231,154	4,996	94,290	27,927	358,367
Executive Vice	2013	220,231	14,736	40,361	27,963	303,291
President	2012	210,154	-	73,850	25,963	309,697

(1)
The amounts in this column reflect the grant date fair value of all restricted stock awards granted during the years ended December 31, 2014, 2013, and 2012, under CTBI's stock ownership plan and in accordance with ASC Topic 718.

(2)	Non-Equity Incentive Plan Compensation includes amounts paid under the Senior Management Incentive Compensation Plan ("Incentive Plan"), which is open to all executive officers, market presidents, and senior vice presidents of consolidated functions and the Executive Long-Term Incentive Plan which is open to all executive officers. Individuals below senior vice president level may be recommended and approved by the Compensation Committee for special awards of options for extraordinary performance under the Incentive Plan. Non-Equity Incentive Plan Compensation for executive officers is earned based on CTBI reaching certain earnings per share and return on assets goals after accruing for the cost of the incentive compensation. No discretionary cash incentive payments were paid to any of the Named Executive Officers in any of the years shown above.

In responding to your comments, Community Trust Bancorp, Inc. acknowledges that:

•	CTBI is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	CTBI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please contact Kevin J. Stumbo, Chief Financial Officer, at (606) 433-4638 or stumboke@ctbi.com.

Sincerely,

/s/ Jean R. Hale
Jean R. Hale
Chairman, President and Chief Executive Officer